Filed pursuant to Rule 433
Registration Statement Nos. 333-159335 and
333-159335-01
December 8, 2009
Final Term Sheet
TOTAL CAPITAL
(A wholly-owned subsidiary of TOTAL S.A.)

$500,000,000 4.250% Guaranteed Notes Due 2021
Guaranteed on an unsecured, unsubordinated basis by
TOTAL S.A.

Issuer	Total Capital

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes

Title	4.250% Guaranteed Notes due 2021

Total initial principal amount being issued	$500,000,000

Issue Price	98.898%

Issuance date	December 15, 2009

Maturity date	December 15, 2021, unless earlier redeemed

Optional redemption terms	Make-whole call at Treasury Rate plus 15 basis points

Tax call

Interest rate	4.250% per annum

Benchmark Treasury	3.375% due November 2019

Benchmark Treasury Price	100 1+

Benchmark Treasury Yield	3.369%

Spread to Benchmark Treasury	100bps

Yield to Maturity	4.369%

Date interest starts accruing	December 15, 2009

Interest due dates	Each June 15 and December 15

First interest due date	June 15, 2010

Regular record dates for interest	Each June 1 and December 1

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$1,000 and increments of $1,000

Expected settlement date	December 15, 2009 (T+5)

Expected ratings of the notes	Moody’s: Aa1/Stable
Standard & Poor’s: AA/Negative

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the Total Capital and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP/ ISIN	89152U AB8/ US89152UAB89

Selling restrictions	European Economic Area, France, UK

Manager	Banc of America Securities LLC

Use of Proceeds	General corporate purposes
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free BofA Merrill Lynch at +1-800-294-1322.

2